CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Officer of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Divisions (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut

I, Jason Blais, P.Eng., consent to the public filing of the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has an effective date of November 04, 2025, and a report date of December 02, 2025 ("Technical Report") by Vizsla Silver Corp. (the "Company").

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on November 12, 2025, by the Company and entitled "Vizsla Silver Delivers Positive Feasibility Study for The Panuco Project: After-Tax NPV (5%) of US$1,802 million, After-Tax IRR of 111%, Initial Costs of US$173 million, Average Annual Production of 17.4 million oz AgEq at AISC of US$10.61 per oz AgEq." (the "News Release").

I certify that I have read the News Release being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: December 2, 2025.

"Original Signed and Sealed"

/s/ Jason Blais
Jason Blais, P.Eng. Mining Plus